PLATFORM LISTING AGREEMENT

This is an Agreement, entered into on 05/26/2022 by and between MainVest, Inc., a Delaware corporation ("Mainvest" or "Funding Portal") and Moxi On The Rocks LLC ("Issuer").

BACKGROUND

I. MainVest is a registered "funding portal" as described in section 3(a)(80) of the Securities Exchange Act of 1934.

II. MainVest licenses a digital platform at www.mainvest.com (the "Platform") where issuers of securities can solicit investments by potential investors.

III. Issuer wishes to raise capital from investors in an offering (the "Offering") that is exempt from registration under the Securities Act of 1933 (the "Act") pursuant to section 4(a)(6) thereof (the "Crowdfunding Exemption").

NOW THEREFORE, in consideration of the promises and obligations hereinafter set forth, the Parties, intending to be legally bound and acknowledging the receipt of adequate consideration, hereby agree as follows:

1. License by the Funding Portal.

1.1. Grant of License.

Subject to the terms and condition of this Agreement, the Funding Portal hereby grants the Issuer a limited, revocable, non-sub licensable, and non-exclusive license to conduct the Offering using the Platform subject to the Terms and Condition of this Agreement.

1.2. Restrictions on License.

Issuer shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform; (iii) use the Platform for any purpose other than the Permitted Use; or (iv) use the Platform in a manner that interferes with the use of Platform by Funding Portal or its other customers; (v) copy, reproduce, modify, adapt, translate or create any derivative works from the Platform; (vi) remove, alter, obscure or tamper with any trademark, copyright or other proprietary markings or notices affixed to or contained within the Platform; (vii) permit any competitor of Funding Portal to access the Platform using Issuer's credentials; or (viii) encourage or permit any third party to engage in any of the foregoing. The Funding Portal may suspend or revoke Issuers license to use the Platform, or parts, components and/or single features thereof if Issuer violates or assists others in violating the License Limitations as set forth in Section 1.2 of this Agreement.

1.3. Terms of Offering.

The general terms of the Offering shall be as set forth on Schedule 1.3, or otherwise as mutually agreed in writing by Funding Portal and Issuer.

2. Representations by Issuer.

Issuer represents that:

2.1. Eligibility for Exemption.

The Issuer is eligible to offer and sell securities under the Crowdfunding Exemption. Without limiting the preceding sentence, the Issuer is not ineligible to offer or sell securities pursuant to the Crowdfunding Exemption by reason of 17 CFR §227.100(b) or 17 CFR §227.503. Further, the Issuer has read through and understands the Eligibility and Disqualification Letter in Exhibit B and agrees that these representations are accurate.

2.2. No Disqualification Events.

Within the last ten (10) years, neither the Issuer nor any of the persons described in 17 CFR §227.503(a) has been the subject of any of the events described in 17 CFR §227.503(a)(1)-(8). Further, the Issuer has read through and understands the Eligibility and Disqualification Letter in Exhibit B and agrees that these representations are accurate.

2.3. Compliance with Crowdfunding Exemption.

Issuer will conduct the Offering in compliance with all of the requirements of section 4A(b) of the Act, as well as the regulations adopted by the Securities and Exchange Commission (the "SEC") implementing the Crowdfunding Exemption, including 17 CFR §227.100, et seq (the "Crowdfunding Regulations"). Without limiting the preceding sentence, Issuer will:

2.3.1.

Provide all of the information required by 17 CFR §227.201, using such forms or templates as Funding Portal may determine;

2.3.2.

Furnish, at its own cost and expense, all documents and instruments required to conduct the Offering, including but not limited to project information, disclosure materials, subscription agreement, marketing documents, and such other supporting documents as may be deemed reasonably necessary or appropriate by the Funding Portal.

2.3.3.

Promptly notify the Funding Portal of any event that could constitute a material change to the Offering including, without limitation, a change of ownership structure, change of business model, change of use of proceeds, or any other event that would alter the information available to investors in any way;

2.3.4.

Cooperate, at its sole expense, with the Funding Portal for the filing of any amendments that the Funding Portal in its sole discretion determines are necessary to provide information with accurate and up to date information;

2.3.5.

Not engage in any advertising of the Offering except as permitted by 17 CFR §227.204;

2.3.6.

Not pay or otherwise compensate any person to promote the offering except as provided by 17 CFR §227.205;

2.3.7.

Not knowingly accept from any investor an amount in excess of the amounts described in 17 CFR §227.100(a)(2);

2.3.8.

Conduct the Offering only through the Platform;

2.3.9.

Not conduct any other offering of any securities concurrently with the Offering, except as approved in writing by the Funding Portal;

2.3.10.

Provide, at Issuer's sole cost and expense, all information necessary to complete and file any form required to initiate and complete the Offering and review any form required to be filed for completeness and accuracy prior to authorizing the company to file such form on Issuer's behalf;

2.3.11.

No Fraud. Issuer shall not, in connection with any offering of its securities, employ any device, scheme, or artifice to defraud, obtain any investment by means of an untrue statement or omission of material information , or engage in any act, practice, or course of business that operates or would operate as a fraud or deceit upon any person. Without limiting the preceding sentence, Issuer expressly represents:

2.3.11.1.

That no information provided by Issuer or that will be provided by the Issuer to the Funding Portal, or to any investor in the offering, in connection with the Offering includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

Ensure that no information provided by Issuer in connection with the Offering includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

2.3.12.

Cooperate with the Funding Portal in the conducting the Offering, in a manner to ensure compliance with the Crowdfunding Exemption; and

2.3.13.

Promptly notify the Funding Portal of any information that could cause Issuer or the Offering to be ineligible for the Crowdfunding Exemption

2.4. Covered Persons

Issuer expressly represents that Issuer is able to identify all persons or entities as described in 17 CFR §227.201(c) and will identify all such persons or entities to the Funding Portal through the means provided by MainVest.com prior to the commencement of the Offering. If at any time during the Offering the Issuer becomes aware of the existence of any person or entity described in 17 CFR §227.201(c) not previously disclosed to the Funding Portal, Issuer will notify the Funding Portal immediately. Issuer understands that failure to include all individuals as described in 17 CFR §227.201(c) may be viewed as a material breach of this Agreement and could negatively impact the Offering and investors. Issuer agrees to indemnify and hold the Funding Portal harmless for all damages arising out of a failure to identify to the Funding Portal any person or entity described in 17 CFR §227.201(c).

2.5. Compliance with Other Laws.

Issuer will conduct the Offering with all other Federal and State laws, including but not limited to securities laws, i.e., laws other than the Crowdfunding Exemption.

2.6. Compliance with Policies and Procedures.

Issuer will comply with all policies and procedures adopted by the Funding Portal for use of the Platform.

2.7. No Prior Offers.

Issuer has not previously made any "offers" of its securities (as defined in section 2(a)(3) of the Act) in connection with the Offering.

2.8. Prior Offerings.

Except as specifically identified in Schedule 2.8, Issuer has not conducting any securities offerings in reliance in any exemption from registration within the last three (3) years.

2.9. Change of Information.

Issuer shall promptly notify the Funding Portal if any information previously supplied by Issuer becomes inaccurate or incomplete.

2.10. No Fraud.

Issuer shall not, in connection with any offering of its securities, employ any device, scheme, or artifice to defraud, or engage in any act, practice, or course of business that operates or would operate as a fraud or deceit upon any person.

2.11. Post-Offering Obligations.

Issuer will comply with all of the obligations imposed by the Crowdfunding Exemption and other laws following completion of the Offering, including but not limited to reporting obligations.

2.12. No Reliance.

Issuer acknowledges that the Funding Portal has not provided Issuer with any business or legal advice. Issuer has such legal, accounting, and other professional assistance as it has deemed advisable.

2.13. No Promises.

Issuer acknowledges that the Funding Portal has not made any representations or guaranties to Issuer, other than those expressly set forth in this Agreement, including but not limited to any promises concerning the likelihood of Issuer's success in the Offering.

2.14. Terms of Use and Privacy Policy.

Issuer has reviewed and will comply with the Terms of Use and the Privacy Policy as set forth on the Platform.

2.15. No Conflicts.

Neither the execution of this Agreement nor the Offering (i) conflicts with any of Issuer's governing documents or any contract to which Issuer is a party or by which it is bound, or (ii) requires the consent of any governmental agency or other third party.

2.16. No Legal Actions.

There are no legal actions pending or, to Issuer's knowledge, threatened, that would impair Issuer's ability to conduct the Offering.

2.17. No Commissions.

No party (other than the Funding Portal) will be owed a commission from the sale of securities pursuant to the Offering.

2.18. No Guaranty.

Issuer acknowledges that the Funding Portal has made no representations, warranties, or promises to Issuer whatever, except as set forth in this Agreement. Without limiting the preceding sentence, the Funding Portal has made no representations concerning (i) the number of potential investors likely to register at the Platform, or (ii) the likelihood that the Offering will be successful.

2.19. No Liability for Third Party Statements.

Issuer acknowledges that the Platform will include communications channels that allow registered users to comment on Issuer and the Offering, and that the Funding Portal is not responsible or liable for any inaccurate or libelous statements that may be made on such communications channels.

2.20. Non-Circumvention.

Neither Issuer nor its affiliates will solicit any person introduced by the Funding Portal in connection with a subsequent offering of securities pursuant to the Crowdfunding Exemption, except as provided by this Agreement or a subsequent agreement with the Funding Portal.

2.21. Enforceability.

This Agreement is the binding legal obligation of Issuer, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

2.22. No Endorsement.

Issuer may advertise that its securities are or will be listed on the Platform, but shall not claim or imply that the Funding Portal has approved or endorsed Issuer or its securities.

2.23. Recordkeeping.

Issuer has established means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.

2.24. Third Party Service Providers.

Issuer agrees to engage the services of the third-party service providers listed on Schedule 2.24 for purposes of the Offering.

2.25. Notice of Claims.

Issuer shall notify the Funding Portal of any actual or threatened claim by an investor relating to the Offering within five (5) days of receiving notice of such actual or threatened claim. Issuer agrees to provide the Funding Portal with copies of all correspondents related to any actual or threatened claim upon request.

2.26. Communications Channels.

Issuer shall administer the "communications channel" for the Offering on the Platform in accordance with policies established by the Funding Portal.

2.26. Other Warranties.

Issuer represents that (i) it is in good standing in each jurisdiction where the failure to be in good standing would impair its business; (ii) this Agreement and the Offering have been duly authorized by all necessary corporate action; (iii) no person has a preemptive right to acquire the securities to be offered on in the Offering; (iv) there is no litigation pending or, to the knowledge of Issuer, threatened regarding or restraining the Offering; and (v) Issuer has not been rejected by another funding portal, whether in contemplation of the Offering or a different offering under the Crowdfunding Exemption.

3. Representations of the Funding Portal.

The Funding Portal represents that:

3.1. Licensure.

The Funding Portal will use reasonable commercial efforts keep its license to operate as a funding portal in force through the term of the Offering.

3.2. Compliance with Laws.

The Funding Portal shall use reasonable commercial efforts to comply with all of the provisions of section 4A(a) of the Act and those provisions of the Crowdfunding Regulations that apply to intermediaries.

3.3. Enforceability.

The Funding Portal represents that this Agreement is the binding legal obligation of the Funding Portal, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

3.4. Limited Performance Warranty.

The Funding Portal warrants that the Platform will perform substantially as demonstrated and that all services performed by the Funding Portal will be performed in a good and workmanlike manner. In the event Issuer believes that the Funding Portal is in violation of this limited performance warranty, Issuer shall notify the Funding Portal and Funding Portal shall use reasonable commercial efforts to correct any error or defect.

3.5. Availability.

The Funding Portal shall use commercially reasonable efforts to make the Platform available to potential investors on a 24/7 basis without material interruption, except for (i) normal maintenance and repairs, and (ii) any loss or interruption due to causes beyond the control of the Funding Portal, including, but not limited to, delay, interruption or failure of telecommunication or Internet transmission.

3.6. Warranty of Non-Infringement.

3.6.1. In General.

The Funding Portal warrants that Issuer's use of the Platform as anticipated by this Agreement will not infringe on the rights of any third party. If a claim is made that Issuer's use of the Platform infringes on the rights of a third party then the Funding Portal will, at its sole expense and as Issuer's sole remedy, defend against such claim and pay any final judgment against Issuer, provided that Issuer promptly notifies the Funding Portal of any such claim in writing and the Funding Portal is given sole control over the defense and settlement of such claim. The Funding Portal may, without the knowledge or consent of Issuer, agree to any resolution of the dispute that does not require on the part of Issuer a payment or an admission of wrongdoing. Without limiting the preceding sentence, the Funding Portal may (i) seek to obtain through negotiation the right of Issuer to continue using the Platform; (ii) rework the Platform so as to make it non-infringing; or (iii) replace the Platform, as long as the reworked or replacement Platform does not result in a material adverse change in the "look and feel" or operational characteristics of the Platform. If none of these alternatives is reasonably available in the Funding Portal's sole discretion, the Funding Portal may terminate this Agreement without financial penalty.

3.6.2. Exceptions.

The warranty stated in section 3.6.1 of this Agreement shall not apply to infringement caused by (i) Issuer's modification or use of the Platform other than as contemplated by the Agreement; (ii) Issuer's failure to use corrections or enhancements made available by the Funding Portal to the extent that such corrections or enhancements would make the Platform non-infringing; or (iii) information, specification or materials provided by Issuer or third party acting for Issuer.

3.7. No Other Warranties.

EXCEPT FOR THE WARRANTIES SET FORTH IN THIS SECTION 3 OF THE AGREEMENT, THE PLATFORM, INCLUDING ANY MANUALS AND OTHER MATERIALS, IS PROVIDED "AS IS," WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR

THAT ISSUER WILL BE SUCCESSFUL RAISING FUNDS THROUGH USE OF THE PLATFORM, OR THAT THE PLATFORM WILL OTHERWISE MEET ISSUER'S REQUIREMENTS OR COMPLY WITH SECURITIES LAWS. ANY WARRANTIES IMPLIED BY LAW, COURSE OF DEALING, OR OTHERWISE ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

4. Due Diligence.

The Funding Portal shall conduct a due diligence review of Issuer and the Offering promptly following the execution of this Agreement, and shall complete such review within thirty (30) days following the date that Issuer has provided the Funding Portal with all information requested by the Funding Portal. Such due diligence review may include, but is not limited to, conducting such investigations as the Funding Portal may choose to conduct to comply with its obligations under 17 CFR §227.301, seeking additional representations and warranties from Issuer, and such other steps and procedures as the Funding Portal in its sole discretion deems necessary or appropriate. Issuer shall cooperate with the Funding Portal in conducting the due diligence review and shall cause its employees and agents to cooperate. If the Funding Portal is dissatisfied with such review in its sole and unlimited discretion, it may terminate this Agreement by giving written notice to Issuer. The Funding Portal may also conduct additional due diligence, with or without notice to Issuer, during the term of this agreement if it determines in its sole discretion that such due diligence is appropriate to comply with 17 CFR §227.301, and in such event Issuer shall cooperate with the Funding Portal in conducting such additional due diligence and shall cause its employees and agents to cooperate. Issuer acknowledges and agrees that failure to cooperate with any due diligence review constitutes a material breach of this Agreement.

5. Ownership of Intellectual Property.

The Funding Portal represents that:

5.1. Intellectual Property of the Funding Portal.

The Funding Portal or its affiliates are the exclusive owners of the Platform and all of the intellectual property rights associated with the Platform, including all trademarks, service marks, patents, copyrights, trade secrets, designs, algorithms, and software, even if the Funding Portal incorporates into the Platform suggestions made by Issuer.

5.2. Intellectual Property of Issuer.

Issuer is the exclusive owner of its name, logo(s), trademarks, URLs, and other intellectual property.

5.3. Data Collected on Platform.

The Funding Portal is the exclusive owner of all data it collects from the use and operation of the Platform, including but not limited to the names and other identifying information of registered users and the frequency and duration of visits. Without limiting the previous sentence, and pursuant to the terms of section 1 of this Agreement, the Funding Portal shall transfer to Issuer within a reasonable time after completion of the Offering the name and contact information of each investor of the Offering and the material terms of investment commitments from such investors.

5.4. License of Issuer IP.

Issuer hereby grants to the Funding Portal a non-exclusive, perpetual, royalty-free license to display on the Platform and in advertising materials the name of Issuer and other information related to the Offering, both during and following the Term. Either party may terminate the license granted pursuant to this section 5.4 with ten (10) days written notice to the other party.

6. Term.

6.1. In General.

The term of this Agreement (the "Term") shall begin on the date first written above and shall continue until terminated in accordance with this section 6.

6.2. Completion of Offering.

This Agreement shall terminate upon the completion of the Offering. Upon the written agreement of the parties, a new Term shall begin in connection with a subsequent offering of Issuer to be conducted on the Platform.

6.3. Termination for Cause.

Either party may terminate this Agreement in the event the other party breaches this Agreement and such breach is not cured within ten (10) days' notice from the non-breaching party.

6.4. Termination for Breach of Representations.

Either party may terminate this Agreement in the event any representation of the other party set forth in this Agreement is untrue and remains untrue for ten (10) days following notice.

6.5. Termination for Failure to Qualify.

If either Issuer or the Funding Portal believes the Offering will not comply with the Crowdfunding Exemption, it shall promptly notify the other party in writing, explaining in reasonable detail the reason(s) for its belief. For a period of not less than ten (10) days, the parties shall discuss in good faith how the Offering can be modified to comply with the Crowdfunding Exemption, without material harm to either Issuer or the Funding Portal. If they cannot agree, then either party may terminate this Agreement.

6.6. Terminations Required by Law.

The Funding Portal may terminate this Agreement if the Funding Portal, in its sole discretion, determines that the continuation of the Agreement would cause the Funding Portal to violate 17 CFR §227.301.

6.6.1 Investigations.

Issuer expressly understands that the funding portal may receive information during the Term of the Offering that could reasonably suggest that a termination is required by 17 CFR §227.301. Issuer agrees that if notified of such an occurrence, it will cooperate fully with all requires for information and documentation made by the Funding Portal and that the failure to produce any information or document that the Funding Portal in its sole discretion determines is necessary to complete is investigation constitutes a material breach of this Agreement, subject to termination pursuant to Section 6.3 of this Agreement.

6.7. Termination of Offering by Issuer.

Issuer may terminate the Offering with or without cause at any time by giving ten (10) days' notice to the Funding Portal.

6.8. Result of Termination.

Upon any termination of this Agreement the license granted pursuant to section 1 shall terminate and the securities of Issuer shall no longer be listed for sale on the Platform. The termination of this Agreement shall not affect the rights or obligations of the parties as in effect immediately before termination. Issuer shall not be entitled to any refund upon termination. In the event of a termination pursuant to section 6.7, Issuer shall reimburse Funding Portal for costs and expenses incurred in connection with this agreement; provided, however, that Funding Portal shall account to Issuer in writing for all expenses for which reimbursement is sought and shall supply to Issuer copies of all relevant invoices, receipts or other evidence reasonably requested by Issuer.

6.9. Authorization to File in the Event of Termination

If this Agreement is terminated pursuant to this Section 6, Issuer hereby authorizes the Funding Portal to file any and all forms that may be required by the SEC and Regulation Crowdfunding, including without limitation the Form C-U, Form C-W, and any amendments to that form.

7. Amendments to the Offerings

Issuer understands that filing an Amendment to Offering on the Platform requires Funding Portal to expend time and resources. Issuer agrees to reimburse the Funding Portal at a rate of two hundred and fifty dollars ($250.00) for each Amendment to the Offering filed during the Term of the Offering. The Funding Portal may elect to forgo reimbursement for any reason in its sole discretion. The Funding Portal shall not be reimbursed if the need to file an Amendment to Offering is caused solely by the Funding Portal's actions. For purpose of this paragraph, an Amendment to Offering means any amendment which necessitates the filing of a Form C/A. Issuer agrees to pay any fee incurred under this paragraph 7 prior to the Funding Portal filing of any Amendment to the Offering on behalf of Issuer. Issuer agrees that the Funding Portal waives no rights to enforce any fee incurred by this paragraph to the fullest extent of the law, solely by filing an amendment prior to Issuer paying any fee incurred by this paragraph 7.

8. Suspension of Listing.

If the Funding Portal in its sole discretion believes that (i) any of the materials concerning the Offering on the Platform are inaccurate in any material respect, (ii) Issuer is in breach of any of its representations or obligations under this Agreement, or (iii) Issuer is violating the Terms of Use for the Platform, then the Funding Portal shall notify Issuer, explaining its belief in reasonable detail. If Issuer does not respond to such notice within three (3) business days, or the Funding Portal in its sole discretion determines that a response is inadequate, then the Funding Portal may suspend the listing of the Offering on the Platform and the performance of its own obligations under this Agreement. Nothing in this paragraph, however, shall preclude the Funding Portal from suspending the listing of the Offering on the Platform without notice to Issuer in the event the Funding Portal reasonably believes that such suspension is necessary to protect the Funding Portal or its other users.

9. Compensation.

The Funding Portal shall be entitled to the compensation set forth on Schedule 9.

10. Limitations.

10.1. Limitation of Liability.

THE FUNDING PORTAL SHALL NOT BE LIABLE TO ISSUER UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

10.2. Limitation on Damages.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, THE FUNDING PORTAL'S AGGREGATE MONETARY LIABILITY FOR ANY CAUSE OR CAUSES (REGARDLESS OF THE FORM OF ACTION) UNDER OR RELATING TO THIS AGREEMENT, WHETHER PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL IN NO EVENT EXCEED THE TOTAL OF ALL AMOUNTS PAID TO THE FUNDING PORTAL BY ISSUER PURSUANT TO THIS AGREEMENT DURING THE PRECEDING TWELVE (12) MONTHS.

10.3. Exclusion.

The limitations set forth in sections 10.1 and 10.2 shall not apply to any claims arising under section 4.6 (concerning the Funding Portal's warranty of non-infringement).

11. Indemnification by Issuer.

Issuer shall indemnify and hold the Funding Portal harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of this Agreement by Issuer; (ii) the operation of Issuer's business; (iii) the Offering; or (iv) any other offering or sale of securities by Issuer. Notwithstanding the preceding sentence, Issuer shall not be required to indemnify the Funding Portal to the extent that any liability is due to the gross negligence or willful misconduct by the Funding Portal.

12. Miscellaneous.

12.1. Amendments; Waivers.

No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

12.2. Notices.

Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by facsimile or electronic mail with transmission acknowledgment, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

The Funding Portal	
If by electronic mail: nick@mainvest.com	If by delivery service: MainVest, Inc. 81 Washington Street, Suite 201 Salem, MA 01970
Issuer	
If by electronic mail: info@moxiontherocks.com	If by delivery service: Moxi On The Rocks LLC 70 N Beacon St Hartford, CT 06105

12.3. Governing Law.

This Agreement shall be governed by the internal laws of Massachusetts without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Massachusetts courts located in or most convenient to Essex County, Massachusetts, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Massachusetts law.

12.4. Arbitration

In the event of any controversy or claim arising out of or relating to this Agreement the Parties agree to submit to binding arbitration in accordance with the Arbitration Rules of the American Arbitration Association.

12.4.1 Place of Arbitration; Rules.

Unless otherwise agreed to in writing, any arbitration will be conducted in Massachusetts. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

12.4.2 Appeal of Award.

Within thirty (30) days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If a Party appeals, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

12.4.3 Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

12.4.4

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.5. Force Majeure.

Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

12.6. Language Construction.

The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

12.7. No Offer.

The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

12.8. Signature in Counterparts.

This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

12.9. Signature by Facsimile or Email.

An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.10. Assignment.

No party to this Agreement shall assign his or its rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

12.11. No Third Party Beneficiaries.

Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.12. Fiduciary Obligations.

The parties intend that neither this Agreement nor any course of dealing shall create fiduciary obligations.

12.13. Binding Effect.

This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.14. Titles and Captions.

All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.15. Pronouns and Plurals.

All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.16. Days.

Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.17. Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

MAINVEST, INC.

By: _____
Nicholas Mathews, CEO

MOXI ON THE ROCKS LLC

By *Tomas J. Nenortas*
Tomas J. Nenortas, Founder

EXHIBIT A

TERMS OF OFFERING

TBD - Terms will be agreed upon in a separate written communication (e.g. Note Agreement).

EXHIBIT B

ELIGIBILITY AND DISQUALIFICATION LETTER

The issuer as well as any of its predecessors is not an investment company, a registered broker/dealer, is not raising and has never raised funds through a regulation crowdfunding platform and has not failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

For the following statements, we are referring to people who fit the following criteria:

> *With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016.*

Any such person has not been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor... * in connection with the purchase or sale of any security. * involving the making of any false filing with the Commission. * arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

Any such person is not subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice... * arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities. * involving the making of any false filing with the Commission. * arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

Any such person is not subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that... * at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer. * at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking. * arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities. * at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities. * constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

Any such person is not subject to an order of the Commission entered pursuant to Section 15(b) or

15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement... * suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal. * places limitations on the activities, functions or operations of such person. * bars such person from being associated with any entity or from participating in the offering of any penny stock?

Any such person is not subject to any order of the Commission entered within five years before the filing of this offering statement, that at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of... * any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder. * Section 5 of the Securities Act * Any such person is not suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade * Any such person has not filed (as a registrant or issuer), or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that , within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued. * Any such person is not subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. * Any such person is not subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminaryinjunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. * The issuer or any entities control led by or under common control with the issuer is not and has not been a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any immediate family member of any of the foregoing persons.

SCHEDULE 1.3

TERMS OF THE OFFERING

The Terms of the offering are set forth in the Revenue Sharing Note and Investor Agreement.

SCHEDULE 2.8

PRIOR OFFERINGS

N/A

SCHEDULE 2.24

THIRD PARTY SERVICE PROVIDERS

1. Evolve Bank and Trust (Escrow)
2. SynapseFi (Investment and Repayment Processing)
3. CrowdCheck (Bad Actor Check)

SCHEDULE 9

PORTAL COMPENSATION

Issuer and Mainvest will agree to one of the following two fees either (i) the Flat Fee OR (ii) the Variable Fee. The selected fee will be outlined in Section (O) of the Offering Memorandum filed with the Form C of the Company and incorporated herein by reference.

Variable Fee Upon successful funding of the Offering, defined as raising an amount of capital greater than or equal to the Minimum Amount set forth in Schedule 2, the Funding Portal will receive as the "Revenue Securement Fee"; Three (3) Percent of the amount of the Offering raised by In-Network Users of the Platform plus Nine (9) Percent of the amount of the Offering raised by all other investors. "In-Network Users" are defined, solely for the purpose of this paragraph, as users of the Site who joined after the Offering was publicly listed on the Site and who have utilized the Company's specified in-network link, on the Site.

Flat Fee Upon successful funding of the Offering, defined as raising an amount of capital greater than or equal to the Minimum Amount set forth in Schedule 2, the Funding Portal will receive as the "Revenue Securement Fee"; Six (6) Percent of the total amount raised in the Offering.